Exhibit 21

BULOVA CORPORATION
Subsidiaries of the Registrant
December 31, 2003

	Organized under	Business
Name of subsidiary	the Laws of	Names
________________	______________	_______

Bulova Watch Company Limited	Canada	Bulova

   The names of certain subsidiaries which, if considered as a single subsidiary, would not constitute a "significant subsidiary" as defined in Regulation S-X have been omitted.